Exhibit 99.1

Sinovac Biotech Submits Clinical Trial Application to SFDA for Pneumococcal Conjugate Vaccine (PCV)
-Completes Pre-Clinical Studies-

Source: Sinovac Biotech Ltd. On Thursday March 3, 2011, 8:00 am EST

BEIJING, March 3, 2011 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (Nasdaq:SVA - News), a leading provider of biopharmaceutical products in China, announced today it submitted the application to commence clinical trials for its 13-valent pneumococcal conjugate vaccine (PCV) to China's State Food and Drug Administration (SFDA) on March 3, 2011.

Sinovac initiated its PCV research program in 2008. The vaccine targets infants under two years old. The target population in China is estimated at 34 million.  The market in China is currently served by only one internationally produced 7-valent pneumococcal conjugate vaccine with three-dose basic vaccination schedule, as no domestic manufacturer has been granted a license to manufacture PCV.  According to the World Health Organization's (WHO) data as of November 2010, over 50 countries have included PCV into their national immunization programs, including the United States, United Kingdom, Australia, Canada and Mexico. Due to the high prices of three PCV vaccines currently globally available, it is cost prohibitive for China and other emerging countries to incorporate this vaccine into their immunization programs. The World Health Organization concluded in March 2011 following an assessment in December 2010 that China's State Food and Drug Administration (SFDA) has been shown to comply with international standards for vaccine regulation. This could eventually open the door for vaccines produced in China to be supplied through United Nations agencies to developing countries.

According to the website of The Bill & Melinda Gates Foundation, the foundation announced in January 2010 that it will commit $10 billion over the next 10 years to help research, develop and deliver vaccines for the world's poorest countries and the pneumococcal conjugate vaccine was identified as one of their top priority programs. The Bill and Melinda Gates Foundation is helping create and implement the Advance Market Commitment (AMC) for Pneumococcal Vaccines, which aims to stimulate the late-stage development and manufacture of suitable and affordable vaccines against pneumococcus for developing countries.

Dr. Weidong Yin, Chairman & CEO, commented, "The clinical trial application for PCV marks the significant progress we have made in advancing the research and development of a pneumococcal conjugate vaccine. During the pre-clinical studies, we made significant technical breakthroughs including establishing a seeds bank, developing the production process and testing methods, completing the production and quality control testing of vaccine doses for the clinical trials application and completing the safety evaluation in animals, which demonstrated the good safety and immunogenicity profile in animals."

Dr. Yin continued, "PCV is one of the vaccine products recommended by WHO to be purchased by United Nation agencies to supply to the developing countries and it is on the list of WHO prequalified vaccines. And we are happy to see that China SFDA passed WHO the evaluation on its vaccine regulatory system, which will enable Chinese vaccine products to be prequalified by the WHO and speed up the process of our vaccine products entering into the international market. With both PCV and PPV under development, Sinovac is poised to provide broader protection against pneumonia to all age groups both in China and around the globe as we further implement our mission to supply vaccines to eliminate human diseases."

Sinovac is also developing another type of pneumococcal vaccine, a pneumococcal polysaccharides vaccine (PPV), which targets children over 2 years old and adults in all age groups, especially the elderly over 65 years old. Sinovac has completed the pre-clinical studies and submitted the clinical trial applications for 23-valent and 24-valent PPVs to SFDA on January 31, 2011.

About PCV and PPV:

PPV: Pneumococcal polysaccharide vaccine (PPV), is a vaccine used to prevent Streptococcus pneumoniae (pneumococcus) infections such as pneumonia and septicaemia. In the United States, PPV is recommended for adults 65 years of age or older, adults with serious long-term health problems, smokers, and children older than 2 years with serious long-term health problems. The World Health Organization recommendations are similar. The safety of the current polysaccharide vaccines in older children and non-pregnant adults is well documented. Due to poor immune response in children under two years of age, the polysaccharide vaccine is not recommended for routine use in national childhood immunization programmes.

PCV: Pneumococcal conjugate vaccine (PCV) is a vaccine used to protect infants and young children against disease caused by the bacterium Streptococcus pneumoniae (pneumococcus). Based on immunological considerations and the results of safety, immunogenicity and efficacy trials, the conjugate vaccines are likely to be more efficient than the polysaccharide vaccine for the prevention of pneumococcal disease in children.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received the orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington/Amy Glynn
The Ruth Group
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Email: scarrington@theruthgroup.com
aglynn@theruthgroup.com

Media
Jason Rando
The Ruth Group
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